Exhibit 99.10

MERUS N.V.

~~SUPERVISORY BOARD MEMBER~~NON-EXECUTIVE DIRECTOR COMPENSATION PROGRAM

~~Members of the Supervisory Board (the “Supervisory Board~~The non-executive directors (the “Non-Executive Directors” and each, a “Non-Executive Director”) of Merus N.V. (the “Company”) shall receive cash and equity compensation as set forth in this ~~Supervisory Board Member~~Non-Executive Director Compensation Program (this “Program”). The compensation described in this Program shall be paid or be made, as applicable, automatically and without further action of the ~~Supervisory~~ Board of Directors (the “Board”) or the general meeting of shareholders (the “General Meeting”) of the Company ~~(the “Shareholders”) with respect to the cash compensation and subject to approval by our Shareholders with respect to the equity compensation, to each member of the Supervisory Board (each, a “Supervisory Board Member”)~~, to each Non-Executive Director who is entitled to receive such cash or equity compensation, unless such ~~Supervisory Board Member~~Non-Executive Director declines the receipt of such cash or equity compensation by written notice to the Company. This Program shall remain in effect until it is revised or rescinded by further action taken by the ~~Shareholders.~~ Board at the recommendation of the Compensation Committee. This Program may be amended, modified or terminated at any time by action taken by the ~~Shareholders at any time in their sole discretion.~~ Board at the recommendation of the Compensation Committee. The terms and conditions of this Program shall supersede any prior cash and/or equity compensation arrangements for service as a ~~Supervisory Board Member~~Non-Executive Director (or as a supervisory director) between the Company and any of its ~~Supervisory Board Members. This Program shall become effective on the date of the effectiveness of the Company’s Registration Statement on Form F-1 relating to the initial public offering of common shares (the “Effective Date”)~~Non-Executive Directors.

Time spent in office and service as a supervisory director of the Company prior to [date of implementation of governance change] shall, for purposes of this Program, be considered to be time spent in office and service as Non-Executive Director.

I.	CASH COMPENSATION

A. Annual Retainers. Each ~~Supervisory Board Member~~Non-Executive Director shall receive an annual retainer of $35,000 for service on the ~~Supervisory~~ Board.

B. Additional Annual Retainers. In addition, each ~~Supervisory Board Member~~Non-Executive Director shall receive the following annual retainers:

1. Chairperson of the ~~Supervisory~~ Board. ~~A Supervisory Board Member~~A Non-Executive Director serving as Chairperson of the ~~Supervisory~~ Board shall receive an additional annual retainer of $28,000 for such service.

2. Audit Committee. ~~A Supervisory Board Member~~ A Non-Executive Director serving as Chairperson of the Audit Committee shall receive an additional annual retainer of $15,000 for such service. A ~~Supervisory Board Member~~Non-Executive Director serving as a member other than the Chairperson of the Audit Committee shall receive an additional annual retainer of $7,500 for such service.

3. Compensation Committee. ~~A Supervisory Board Member~~ A Non-Executive Director serving as Chairperson of the Compensation Committee shall receive an additional annual retainer of $10,000 for such service. A ~~Supervisory Board Member~~Non-Executive Director serving as a member other than the Chairperson of the Compensation Committee shall receive an additional annual retainer of $5,000 for such service.

4. Nominating and Corporate Governance Committee. ~~A Supervisory Board Member~~ A Non-Executive Director serving as Chairperson of the Nominating and Corporate Governance Committee shall receive an additional annual retainer of $7,500 for such service. A ~~Supervisory Board Member~~Non-Executive Director serving as a member other than the Chairperson of the Nominating and Corporate Governance Committee shall receive an additional annual retainer of $3,750 for such service.

C. Payment of Retainers. The annual retainers described in Sections I(A) and I(B) shall be earned on a quarterly basis based on a calendar quarter and shall be paid in cash by the Company in arrears not later than the fifteenth day following the end of each calendar quarter. In the event a ~~Supervisory Board Member~~Non-Executive Director does not serve as a ~~Supervisory Board Member~~Non-Executive Director, or in the applicable positions described in Section I(B), for an entire calendar quarter, the retainer paid to such ~~Supervisory Board Member~~Non-Executive Director shall be prorated for the portion of such calendar quarter actually served as a ~~Supervisory Board Member~~Non-Executive Director, or in such position, as applicable.

D. Annual Increase. Each annual retainer described in Sections I(A) and I(B) shall, without further action taken by the ~~Shareholders~~Board or the General Meeting, automatically increase on the first day of each calendar year beginning on January 1, 2017 by an amount equal to 3% of the value of such annual retainer in effect as of the immediately preceding calendar year.

II.	EQUITY COMPENSATION

~~Supervisory Board Members~~Non-Executive Directors shall be eligible to be granted the equity awards described below. The awards described below shall be granted under and shall be subject to the terms and provisions of the Company’s 2016 Incentive Award Plan or any other applicable Company equity incentive plan then-maintained by the Company (the “Equity Plan”) and shall be granted subject to award agreements in substantially the form previously approved by the ~~Shareholders.~~ Board. All applicable terms of the Equity Plan apply to this Program as if fully set forth herein, and all grants of stock options hereby are subject in all respects to the terms of the Equity Plan and the applicable award agreement.

A. Initial Awards. Each ~~Supervisory Board Member~~Non-Executive Director who is initially elected or appointed to the ~~Supervisory Board after the Effective Date~~Board after the date of the effectiveness of the Company’s Registration Statement on Form F-1 relating to the initial public offering of common shares (the “Effective Date”) shall be eligible to receive an option to purchase the number of common shares of the Company having an aggregate Grant Date Fair Value (as defined below) of $200,000, with any partial shares that result being rounded down to the nearest whole share. The awards described in this Section II(A) shall be referred to as “Initial Awards.” ~~No Supervisory Board Member~~No Non-Executive Director shall be granted more than one Initial Award. “Grant Date Fair Value” shall mean the value of the option as of the date of grant, which value shall be determined using a Black-Scholes option pricing model and the valuation assumptions used by the Company in accounting for options as of such date; provided, that the fair market value of the common shares of the Company used in such calculation shall be based on the average trading price of the common shares of the Company over the preceding thirty day period.

B. Subsequent Awards. ~~A Supervisory Board Member~~ A Non-Executive Director who (i) has been serving as a ~~Supervisory Board Member~~Non-Executive Director for at least six months as of the date of any annual ~~meeting of the Shareholders~~General Meeting after the Effective Date and (ii) will continue to serve as a ~~Supervisory Board Member~~Non-Executive Director immediately following such meeting, is eligible to be granted, at the occasion of or as soon as practically possible following such annual ~~meeting~~General Meeting an option to purchase the number of common shares of the Company having an aggregate Grant Date Fair Value of $100,000, with any partial shares that result being rounded down to the nearest whole share. The awards described in this Section II(B) shall be referred to as “Subsequent Awards.” For the avoidance of doubt, a ~~Supervisory Board Member~~Non-Executive Director elected for the first time to the ~~Supervisory~~ Board at an annual ~~meeting of the Shareholders~~General Meeting shall only receive an Initial Award in connection with such election, and shall not receive any Subsequent Award on the date of such meeting as well.

For the avoidance of doubt, any grant of Initial Awards and Subsequent Awards under this Program will require a written notice of acceptance of the relevant ~~Supervisory Board Member~~Non-Executive Director, in the absence of which such ~~Supervisory Board Member~~Non-Executive Director will be deemed to have waived its rights to such a grant.

C. Terms of Awards Granted to ~~Supervisory Board Members~~Non-Executive Directors

1. Exercise Price. The per share exercise price of each option granted to a ~~Supervisory Board Member~~Non-Executive Director shall equal the Fair Market Value (as defined in the Equity Plan) of a common share of the Company on the date the option is granted.

2. Vesting. Each Initial Award shall vest and become exercisable as to 33% of the shares subject to such Initial Award on the first anniversary of the date of grant and in 24 substantially equal monthly installments thereafter, such that the Initial Award shall be fully vested on the third anniversary of the date of grant, subject to the ~~Supervisory Board Member~~Non-Executive Director continuing in service as a ~~Supervisory Board Member~~Non-Executive Director through each such vesting date. Each Subsequent Award shall vest and become exercisable in 12 substantially equal monthly installments following the date of grant, such that the Subsequent Award shall be fully vested on the first anniversary of the date of grant, subject to the ~~Supervisory Board Member~~Non-Executive Director continuing in service on the ~~Supervisory~~ Board as a ~~Supervisory Board Member~~Non-Executive Director through each such vesting date. Any portion of an Initial Award or Subsequent Award which is unvested or unexercisable at the time of a ~~Supervisory Board Member~~Non-Executive Director’s termination of service on the ~~Supervisory~~ Board shall be immediately forfeited upon such termination of service and shall not thereafter become vested and exercisable. All of a ~~Supervisory Board Member~~Non-Executive Director’s Initial Awards and Subsequent Awards shall vest in full immediately prior to the occurrence of a Change in Control (as defined in the Equity Plan), to the extent outstanding at such time.

3. Term. The maximum term of each stock option granted to a ~~Supervisory Board Member~~Non-Executive Director hereunder shall be ten (10) years from the date the option is granted.

D. Annual Increase; Award Limit. The Grant Date Fair Value of each Initial Award and Subsequent Award described in Sections II(A) and II(B) shall, subject to approval by the ~~Shareholders~~Board, increase on the first day of each calendar year beginning on January 1, 2017 by an amount equal to 3% of the Grant Date Fair Value applicable to Initial Awards and Subsequent Awards in effect as of the immediately preceding calendar year; provided, that, in no event shall the number of shares awarded pursuant to (i) an Initial Award exceed ~~30,000~~17,000 common shares of the Company and (ii) a Subsequent Award exceed ~~15,000~~8,500 common shares of the Company, in each case, subject to adjustment as provided in the Equity Plan, including without limitation with respect to any share dividend, share split, reverse share split or other similar event affecting the common shares of the Company that is effected prior to the Effective Date.

E. Tax deductions. To the extent required to comply with applicable tax laws, the Company shall be allowed to make necessary deductions on any compensation payable under this Program, including (without limitation) for purposes of any payroll tax or income tax.

F. Prevailing terms. In the event of any inconsistency between the terms of the Merus N.V. 2016 Incentive Award Plan and this Program, the terms of this Program shall prevail.

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